SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN ARE BEING FILED HEREWITH:

Description	Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULE-

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2003	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Committee of the

Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our 2003 audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/     Deloitte & Touche LLP

New York, New York

May 28, 2004

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value	$92,690,653	$77,715,915

Employee contributions receivable	226,003	199,821

NET ASSETS AVAILABLE FOR BENEFITS	$92,916,656	$77,915,736

See notes to financial statements.

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

Contributions:
Rollover contributions	$537,746
Employee contributions	7,614,548

Total contributions	8,152,294

Investment income:
Net appreciation in fair value of investments	13,196,328
Interest and dividend income	489,232
Loan interest	65,428
Other income	711

Net investment income	13,751,699

Net additions	21,903,993

DEDUCTIONS:
Benefits paid to participants	6,146,745
Administrative expenses	12,203
Transfer of mOne assets to The M Plan (Note 4)	744,125

Total deductions	6,903,073

INCREASE IN NET ASSETS	15,000,920
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	77,915,736

End of year	$92,916,656

See notes to financial statements.

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE

YEAR ENDED DECEMBER 31, 2003

1. PLAN DESCRIPTION

The following description of the Ogilvy & Mather Profit-Sharing Retirement and 401(k) Plan (the “Plan”), as amended and restated effective January 1, 2002, is provided for general informational purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan sponsored by The Ogilvy Group Inc., a wholly-owned subsidiary of WPP Group PLC. The Plan covers all full-time employees of The Ogilvy Group Inc., A. Eicoff and Company Inc., and Marketing Intelligence Services Inc. (the “Companies”). The Plan assets are held in trust and managed by the American Express Trust Company (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective January 1, 2002, the Ogilvy & Mather Payroll Based Employee Stock Ownership Plan (the “ESOP”) was merged into the Plan. Effective February 11, 2002, the ESOP Account will be available for investment in the same manner as the remaining accounts under the Plan. A participant in the ESOP has certain voting and other rights with respect to their ownership of the common stock of WPP Group PLC ADR’s (the “Company Stock”) as defined in the Plan agreement. All distribution of Participant’s Accounts are made in either shares of Company Stock or in cash, determined by the Retirement Committee (the “Committee”), provided that a Participant or other persons entitled to a distribution of such Participants interest shall be entitled to demand that the distribution be made in shares of Company Stock.

Eligibility - All employees are eligible to participate in the Plan, except employees who are (a) covered by collective bargaining agreements, unless otherwise stipulated in such collective bargaining agreements, and (b) leased employees. Employees who are determined to be temporary, part-time or contingent employees, are eligible to participate on the first day of the month coinciding with or next following the completion of one year of service, as defined. All other employees are eligible to participate on the first day of the month coinciding with or next following the one-month anniversary of the employee’s employment commencement date, as defined. Before January 1, 2002, an eligible employee, as defined, was eligible to participate on the first day of the month coinciding with or next following the completion of one year of service, as defined.

Contributions - All employer contributions to the Plan are made at the discretion of the management of the Companies. There were no employer contributions for 2003 and 2002. Participants may elect to make 401(k) contributions from 1% to 15% of their eligible compensation in any calendar year. These contributions constitute salary reductions and are subject to tax deferral under the Internal Revenue Code (“IRC”). Participants direct the investment of their contributions into various investment options offered by the Plan. A separate account is maintained by the Trustee for each participant to record the participant’s contribution, the employer contributions, and employee rollovers.

The maximum 401(k) contribution as established by the Internal Revenue Service (“IRS”) for the years ending December 31, 2003 and 2002 was $12,000 and $11,000, respectively.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Companies’ contributions are allocated to each participant provided the participant is employed by one of the Companies at the end of the plan year.

Investments - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting - All employees who were participants in the Profit-Sharing Retirement Plan as of December 31, 1988 are fully vested in all future employer contributions made to the Plan on their behalf. Employees hired on or after January 1, 1989 become fully vested in employer contributions after five years of service. Voluntary employee 401(k) contributions and earnings thereon are always fully vested. Effective January 1, 2002, all participants are fully-vested in their accounts at all times.

Payment of Benefits - Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, or death as stipulated in the Plan agreement. Such benefit shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan agreement. All distributions under the Plan are made in cash, except to the extent that the participant has an investment in the Company Stock fund and elects to have such portion of the participants account distributed in Company Stock.

Participant Hardships and Loans - The Committee may permit an eligible employee, as defined, to withdraw all or a portion of a participant’s account balance upon the next valuation date upon hardship subject to certain provisions in the Plan agreement. Hardships are defined by the Plan agreement as certain medical expenses, purchase of a primary residence, payment of certain tuition and education fees, and to prevent eviction from primary residence. A participant receiving a hardship withdrawal may not make employee contributions to any Plans maintained by the Employer for a period of six months.

All eligible employees can request a loan. Only two personal loans and one residential loan can be outstanding at any time. The minimum loan is $1,000 and may not exceed 50% of the eligible employees account balance. Loan repayment and interest rates are determined at the discretion of the Committee, generally five years. The loans are secured by the pledge of the participant’s interest in the Plan. Upon termination a participant can (a) pay-off the entire outstanding loan balance, (b) transfer the loan to a successor employer qualified retirement plan as part of an eligible rollover distribution, or (c) elect to continue repayment in a form or manner determined by the Committee, subject to the provisions of the Plan agreement. Effective January 1, 2001, an eligible employee who takes an approved unpaid leave of absence, as defined, may discontinue payments on the loan for a period of absence up to 12 months. Upon return to employment, the eligible employee must repay the missing payments within the original loan term. Loans made to participants generally have a term of five years. At December 31, 2003, interest rates ranged from 5.75% to 10.5%, for outstanding loans. Participant loans at December 31, 2003 and 2002 were $1,138,595 and $1,042,214, respectively.

Plan Administration - The Plan is administered by the Committee, which was established by the Board of Directors of the Companies to service in such capacity.

Administrative Expenses - All expenses are borne by the Plan. Brokerage fees are included in the cost of investments when purchased and deducted from the proceeds when investments are sold.

Plan Termination - Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to the participants, and beneficiaries, in proportion to their respective account balances.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year and securities traded on the over-the-counter market are valued at the last reported bid price. Temporary investments are valued at cost, which approximates market. Group annuity contracts are valued at their market value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date for all equity investments except for the equity securities of WPP Group PLC in the WPP Stock Fund for which dividend income is recorded on the record date. The average-cost method is used to establish the cost basis of securities sold. Fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the Trustee based on the underlying publicly traded assets of the Plan. These investments aggregated $39,455,533 or approximately 43% of the net assets of the Plan at December 31, 2003 and $36,786,912 or approximately 47% of assets at December 31, 2002. Investment gains related to these investments was $2,602,006 for the year ended December 31, 2003. Participant loans are valued at the principal amount, which approximates market.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Reclassifications - Certain prior year amounts have been reclassified to conform with current year presentation.

3. INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002
American Express Trust Income II Fund, 1,270,477.070 and 1,288,723.438 shares, respectively	$30,281,821	$29,574,914
WPP Stock Fund, 244,822.526 and 251,133.107 shares, respectively	12,852,938	10,178,174
American Express Trust Horizon Long Term Fund, 710,036.935 and 733,991.606 shares, respectively	8,298,202	7,116,049
American Express New Dimensions Fund, 731,083.345 and 658,629.356 shares, respectively	17,458,270	12,691,788
Janus Worldwide Fund, 37,897.795 and 109,029.862, shares respectively	4,653,779	4,700,254
Boston Co. Small Cap Growth, 166,490.388 and 155,441.009 shares, respectively	6,148,490	3,960,637

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

2003
Common Collective Trust Funds – Income	$1,143,437
Common Collective Trust Funds – Equity	1,524,880
Mutual Funds – Growth	5,679,159
Mutual Funds – Equity	1,063,928
Mutual Funds – World	876,202
WPP Stock Fund	2,975,033
O&M Client Stock Fund	(66,311)

Net appreciation of investments	$13,196,328

4. TRANSFER OF mOne ASSETS

During the year ended December 31, 2003, certain participants of the Plan were transferred to mOne Worldwide LLC, a newly formed joint venture subsidiary of WPP Group PLC, the Plan sponsor. On November 28, 2003, the Plan assets relating to these employees were transferred out of the Plan into The M Plan, an affiliated plan, whose assets are held with the same Trustee.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 to Form 5500:

2002
Net assets available for benefits per the financial statements	$77,915,736
Contributions receivable and other	(195,321)

Net assets available for benefits per Form 5500	$77,720,415

6. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Companies in a letter dated May 4, 2004 that the Plan is in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. RELATED PARTY TRANSACTIONS

Total party-in-interest investments (excluding the loan balance) amounted to $70,964,839 and $61,354,213 for the years then ended December 31, 2003 and 2002, respectively. The AET Income II Fund, the AET Equity Index II Fund, and the AET Horizon Long-Term Fund are sponsored by American Express Trust Company, who is the Trustee and Custodian of the Plan. The total investment for the funds sponsored by American Express Trust Company were $39,455,533 and $36,786,912 at December 31, 2003 and 2002, respectively, and these funds appreciated in value by $2,668,317 and $414,762 for the years ended December 31, 2003 and 2002, respectively. Total investments in American Express Funds, which are affiliated businesses of American Express Trust Company were $18,656,368 and $12,691,788 at December 31, 2003 and 2002, respectively, and these funds appreciated and depreciated in value by $3,563,203 and $3,601,963 for the years ended December 31, 2003 and 2002, respectively. These investments include the American Express New Dimensions Fund during 2003 and 2002 and the American Express Equity Select Fund in 2003. The Plan also provides participants the option to invest in the American Depositary Receipts of the WPP Group PLC and the O&M Client Stock Fund, which are common collective trust funds and are both parties-in-interest. The total investment for the WPP Group PLC Stock Fund was $12,852,938 and $10,178,174 at December 31, 2003 and 2002, respectively, and this fund appreciated and depreciated in value by $2,975,033 and $4,632,739 for the years ended December 31, 2003 and 2002, respectively. The total investment for the O&M Client Stock Fund was $0 and $1,697,339 at December 31, 2003 and 2002, respectively, and this fund depreciated in value by $66,311 and $445,206 for the years ended December 31, 2003 and 2002, respectively.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

* * * * * *

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common Collective Trust Funds
*	American Express Trust	Income II Fund	**	$30,281,821
*	American Express Trust	Horizon Long Term Fund	**	8,298,201
*	American Express Trust	Equity Index II Fund	**	875,511

	Total Common Collective Trust Funds:		**	39,455,533

	Mutual Funds
	PIMCO	Total Return (Admin)	**	3,939,093
*	American Express	New Dimensions Fund	**	17,458,270
*	American Express	Equity Select Fund	**	1,198,098
	Davis New York	Venture Fund Class A	**	3,420,400
	Royce	Low-Priced Stock Fund	**	1,503,473
	Boston Co.	Small Cap Growth Fund	**	6,148,490
	Janus	Adviser International Growth Fund	**	919,779
	Janus	Worldwide Fund	**	4,653,779

	Total Mutual Funds:		**	39,241,382

	Participant Loans
*	Various participants	Participant loans (maturing 2004 to 2009 at interest rates of 5.75% to 10.5%)
			**	1,138,595

	WPP Stock Fund
*	WPP Common Stock	Stock Fund	**	12,852,938

	Total WPP Stock Fund:		**	12,852,938

	Cash		**	2,205

	TOTAL ASSETS (HELD AT END OF YEAR)		**	$92,690,653

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Gerri Stone
	Name:	Gerri Stone
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm